# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mechanics Bancorp, CIK 0001518715
CUSIP: 43785V102
Title of class of securities: Class A common stock, no par value per share
Address of issuer's principal executive offices: 1111 Civic Drive, Walnut Creek, California (CA), 94596
Date of event which requires filing of this statement: 09/02/2025
Filed by CIK 0001267958
Persons authorized to receive notices and communications: Corey Prestidge, 6565 Hillcrest Avenue, 6th Floor, Dallas, Texas (TX), 75205, 214-871-5151; Jacob A. Kling, Esq., Wachtell, Lipton, Rosen & Katz, 51 W 52nd St, New York, New York (NY), 10019, (212) 403 1000; Eric M. Feinstein, Esq., Wachtell, Lipton, Rosen & Katz, 51 W 52nd St, New York, New York (NY), 10019, (212) 403 1000

## Reporting persons
- EB Acquisition Company LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 81,134,239; sole dispositive power 0; shared dispositive power 81,134,239; aggregate amount beneficially owned 81,134,239 (36.9% of the class)
  Comment: Rows 8 and 10: Ford Financial Fund II, L.P. is the sole member of, and may be deemed to beneficially own the securities owned by, EB Acquisition Company LLC. Ford Management II, L.P. is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Financial Fund II, L.P. Ford Ultimate Management II, LLC is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Management II, L.P. Carl B. Webb is the sole manager of Ford Ultimate Management II, LLC and exercises sole voting and dispositive power over, and may be deemed to beneficially own, the securities owned by Ford Ultimate Management II, LLC.
  
  Row 13: Based on the 219,822,191 shares of Class A common stock outstanding on September 2, 2025, as disclosed in Mechanics Bancorp's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on September 2, 2025.
- Ford Financial Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 81,134,239; sole dispositive power 0; shared dispositive power 81,134,239; aggregate amount beneficially owned 81,134,239 (36.9% of the class)
  Comment: Rows 8 and 10: Ford Financial Fund II, L.P. is the sole member of, and may be deemed to beneficially own the securities owned by, EB Acquisition Company LLC. Ford Management II, L.P. is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Financial Fund II, L.P. Ford Ultimate Management II, LLC is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Management II, L.P. Carl B. Webb is the sole manager of Ford Ultimate Management II, LLC and exercises sole voting and dispositive power over, and may be deemed to beneficially own, the securities owned by Ford Ultimate Management II, LLC.
  
  Row 13: Based on the 219,822,191 shares of Class A common stock outstanding on September 2, 2025, as disclosed in Mechanics Bancorp's Current Report on Form 8-K filed with the SEC on September 2, 2025.
- Ford Management II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 81,134,239; sole dispositive power 0; shared dispositive power 81,134,239; aggregate amount beneficially owned 81,134,239 (36.9% of the class)
  Comment: Rows 8 and 10: Ford Financial Fund II, L.P. is the sole member of, and may be deemed to beneficially own the securities owned by, EB Acquisition Company LLC. Ford Management II, L.P. is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Financial Fund II, L.P. Ford Ultimate Management II, LLC is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Management II, L.P. Carl B. Webb is the sole manager of Ford Ultimate Management II, LLC and exercises sole voting and dispositive power over, and may be deemed to beneficially own, the securities owned by Ford Ultimate Management II, LLC.
  
  Row 13: Based on the 219,822,191 shares of Class A common stock outstanding on September 2, 2025, as disclosed in Mechanics Bancorp's Current Report on Form 8-K filed with the SEC on September 2, 2025.
- EB Acquisition Company II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 90,631,480; sole dispositive power 0; shared dispositive power 90,631,480; aggregate amount beneficially owned 90,631,480 (41.2% of the class)
  Comment: Rows 8 and 10: Ford Financial Fund III, L.P. is the sole member of, and may be deemed to beneficially own the securities owned by, EB Acquisition Company II LLC. Ford Management III, L.P. is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Financial Fund III, L.P. Ford Ultimate Management II, LLC is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Management III, L.P. Carl B. Webb is the sole manager of Ford Ultimate Management II, LLC and exercises sole voting and dispositive power over, and may be deemed to beneficially own, the securities owned by Ford Ultimate Management II, LLC.
  
  Row 13: Based on the 219,822,191 shares of Class A common stock outstanding on September 2, 2025, as disclosed in Mechanics Bancorp's Current Report on Form 8-K filed with the SEC on September 2, 2025.
- Ford Financial Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 90,631,480; sole dispositive power 0; shared dispositive power 90,631,480; aggregate amount beneficially owned 90,631,480 (41.2% of the class)
  Comment: Rows 8 and 10: Ford Financial Fund III, L.P. is the sole member of, and may be deemed to beneficially own the securities owned by, EB Acquisition Company II LLC. Ford Management III, L.P. is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Financial Fund III, L.P. Ford Ultimate Management II, LLC is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Management III, L.P. Carl B. Webb is the sole manager of Ford Ultimate Management II, LLC and exercises sole voting and dispositive power over, and may be deemed to beneficially own, the securities owned by Ford Ultimate Management II, LLC.
  
  Row 13: Based on the 219,822,191 shares of Class A common stock outstanding on September 2, 2025, as disclosed in Mechanics Bancorp's Current Report on Form 8-K filed with the SEC on September 2, 2025.
- Ford Management III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 90,631,480; sole dispositive power 0; shared dispositive power 90,631,480; aggregate amount beneficially owned 90,631,480 (41.2% of the class)
  Comment: Rows 8 and 10: Ford Financial Fund III, L.P. is the sole member of, and may be deemed to beneficially own the securities owned by, EB Acquisition Company II LLC. Ford Management III, L.P. is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Financial Fund III, L.P. Ford Ultimate Management II, LLC is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Management III, L.P. Carl B. Webb is the sole manager of Ford Ultimate Management II, LLC and exercises sole voting and dispositive power over, and may be deemed to beneficially own, the securities owned by Ford Ultimate Management II, LLC.
  
  Row 13: Based on the 219,822,191 shares of Class A common stock outstanding on September 2, 2025, as disclosed in Mechanics Bancorp's Current Report on Form 8-K filed with the SEC on September 2, 2025.
- Ford Ultimate Management II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 171,765,719; sole dispositive power 0; shared dispositive power 171,765,719; aggregate amount beneficially owned 171,765,719 (78.1% of the class)
  Comment: Rows 8 and 10: Ford Financial Fund II, L.P. is the sole member of, and may be deemed to beneficially own the securities owned by, EB Acquisition Company LLC. Ford Management II, L.P. is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Financial Fund II, L.P. Ford Ultimate Management II, LLC is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Management II, L.P. Carl B. Webb is the sole manager of Ford Ultimate Management II, LLC and exercises sole voting and dispositive power over, and may be deemed to beneficially own, the securities owned by Ford Ultimate Management II, LLC.
  
  Rows 8 and 10: Ford Financial Fund III, L.P. is the sole member of, and may be deemed to beneficially own the securities owned by, EB Acquisition Company II LLC. Ford Management III, L.P. is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Financial Fund III, L.P. Ford Ultimate Management II, LLC is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Management III, L.P. Carl B. Webb is the sole manager of Ford Ultimate Management II, LLC and exercises sole voting and dispositive power over, and may be deemed to beneficially own, the securities owned by Ford Ultimate Management II, LLC.
  
  Row 13: Based on the 219,822,191 shares of Class A common stock outstanding on September 2, 2025, as disclosed in Mechanics Bancorp's Current Report on Form 8-K filed with the SEC on September 2, 2025.
- WEBB CARL B (CIK 0001267958): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 171,765,719; sole dispositive power 0; shared dispositive power 171,765,719; aggregate amount beneficially owned 171,765,719 (78.1% of the class)
  Comment: Rows 8 and 10: Ford Financial Fund II, L.P. is the sole member of, and may be deemed to beneficially own the securities owned by, EB Acquisition Company LLC. Ford Management II, L.P. is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Financial Fund II, L.P. Ford Ultimate Management II, LLC is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Management II, L.P. Carl B. Webb is the sole manager of Ford Ultimate Management II, LLC and exercises sole voting and dispositive power over, and may be deemed to beneficially own, the securities owned by Ford Ultimate Management II, LLC.
  
  Rows 8 and 10: Ford Financial Fund III, L.P. is the sole member of, and may be deemed to beneficially own the securities owned by, EB Acquisition Company II LLC. Ford Management III, L.P. is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Financial Fund III, L.P. Ford Ultimate Management II, LLC is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Management III, L.P. Carl B. Webb is the sole manager of Ford Ultimate Management II, LLC and exercises sole voting and dispositive power over, and may be deemed to beneficially own, the securities owned by Ford Ultimate Management II, LLC.
  
  Row 13: Based on the 219,822,191 shares of Class A common stock outstanding on September 2, 2025, as disclosed in Mechanics Bancorp's Current Report on Form 8-K filed with the SEC on September 2, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, no par value per share
Name of issuer: Mechanics Bancorp
Address of issuer's principal executive offices: 1111 Civic Drive, Walnut Creek, California (CA), 94596

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by EB Acquisition Company LLC, a Delaware limited liability company, Ford Financial Fund II, L.P., a Delaware limited partnership, Ford Management II, L.P., a Delaware limited partnership, EB Acquisition Company II LLC, a Delaware limited liability company, Ford Financial Fund III, L.P., a Delaware limited partnership, Ford Management III, L.P., a Delaware limited partnership, Ford Ultimate Management II, LLC, a Delaware limited liability company, and Carl B. Webb, a United States citizen (collectively, the "Reporting Persons"). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is attached hereto as Exhibit 99.1.
Residence or business address: The address of the principal business office of each Reporting Person is 6565 Hillcrest Avenue, 6th Floor, Dallas, Texas 75205.
Present principal occupation or employment: The principal occupation of each of the Reporting Persons is investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Carl B. Webb is a United States citizen. All other Reporting Persons were organized in the state of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of Class A common stock reported herein as being beneficially owned by the Reporting Persons were issued to EB Acquisition Company LLC and EB Acquisition Company II LLC in connection with the consummation of the merger (the "Merger") on September 2, 2025 (the "Closing Date") pursuant to the terms of the Agreement and Plan of Merger, dated as of March 28, 2025 (the "Merger Agreement"), by and among the Issuer, HomeStreet Bank and Mechanics Bank.

In connection with the Merger, (i) the Issuer changed its name to "Mechanics Bancorp" from "HomeStreet, Inc." pursuant to an amended and restated articles of incorporation that were filed with the Secretary of State of the State of Washington (the "Articles Amendment") and (ii) at the effective time of the Merger (the "Effective Time"), HomeStreet Bank merged with and into Mechanics Bank, with Mechanics Bank surviving the Merger and becoming a wholly-owned subsidiary of the Issuer. At the Effective Time, each share of common stock, par value $50 per share, of Mechanics Bank designated as voting common stock ("Mechanics voting common stock") issued and outstanding immediately prior to the Effective Time, subject to certain exceptions, was converted into the right to receive 3,301.0920 shares of Class A common stock, no par value, of the Issuer. All existing shares of the Issuer's common stock held by legacy Issuer shareholders prior to the Effective Time were redesignated as Class A common stock pursuant to the Articles Amendment that was adopted in connection with the Merger.

Upon completion of the Merger, the shares of Mechanics voting common stock held by (i) EB Acquisition Company LLC were cancelled and converted into an aggregate of 81,134,239 shares of the Issuer's Class A common stock and (ii) EB Acquisition Company II LLC were cancelled and converted into an aggregate of 90,631,480 shares of the Issuer's Class A common stock.

The funds used by EB Acquisition Company LLC and EB Acquisition Company II LLC to acquire the shares of Mechanics voting common stock were obtained from capital contributions by its members.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is incorporated by reference herein. The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments. Subject to applicable legal requirements, one or more of the Reporting Persons may acquire additional securities of the Issuer from time to time in open market or private transactions, depending on such Reporting Person's evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, other opportunities available to the Reporting Persons, and general economic and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time (including by means of programs adopted pursuant to Rule 10b5-1 under the Exchange Act). Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Class A common stock to become eligible for termination of registration under Section 12(g) of the Act. Each of the Reporting Persons also reserves the right to propose or participate in changes to the present board of directors or management of the Issuer, including changes to the number of directors, changes to the dividend policy of the Issuer, changes to the business of the Issuer, or changes to the charter, bylaws or instruments corresponding thereto of the Issuer. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Class A common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Carl B. Webb is a member of the board of directors of the Issuer. As a director of the Issuer, Carl B. Webb may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference herein. The percentage set forth in each row 13 is based upon the 219,822,191 shares of Class A common stock outstanding as of September 2, 2025, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on September 2, 2025.

The beneficial ownership of the Issuer's Class A common stock by Ford Financial Fund II, L.P. and Ford Management II, L.P. consists of the 81,134,239 shares of Class A common stock directly held by EB Acquisition Company LLC. Ford Financial Fund II, L.P. is the sole member of, and may be deemed to beneficially own the securities owned by, EB Acquisition Company LLC. Ford Management II, L.P. is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Financial Fund II, L.P.

The beneficial ownership of the Issuer's Class A common stock by Ford Financial Fund III, L.P. and Ford Management III, L.P. consists of the 90,631,480 shares of Class A common stock directly held by EB Acquisition Company II LLC. Ford Financial Fund III, L.P. is the sole member of, and may be deemed to beneficially own the securities owned by, EB Acquisition Company II LLC. Ford Management III, L.P. is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Financial Fund III, L.P.

The beneficial ownership of the Issuer's Class A common stock by Ford Ultimate Management II, LLC and Carl B. Webb consists of the 171,765,719 shares of Class A common stock directly held by EB Acquisition Company LLC and EB Acquisition Company II LLC. Ford Ultimate Management II, LLC is the general partner of, and may be deemed to beneficially own the securities owned by, Ford Management II, L.P. and Ford Management III, L.P. Carl B. Webb is the sole manager of Ford Ultimate Management II, LLC and exercises sole voting and dispositive power over, and may be deemed to beneficially own, the securities owned by Ford Ultimate Management II, LLC.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of shares of Class A common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 and Item 6, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In connection with the Merger Agreement, EB Acquisition Company LLC, EB Acquisition Company II, LLC, Ford Financial Fund II, L.P., Ford Financial Fund III, L.P. (collectively, the "Ford Parties"), the Issuer, Mechanics Bank, and Rabobank International Holding B.V. ("Rabobank") entered into a registration rights agreement, dated as of March 28, 2025 (the "Registration Rights Agreement"), pursuant to which, among other things, (i) the Ford Parties and Rabobank are entitled to certain demand registration rights, shelf takedown rights and piggyback registration rights with respect to the shares of the Issuer's Class A common stock that they each acquired in the Merger, subject to certain minimum and maximum thresholds and other customary limitations and (ii) the Issuer is required to use reasonable best efforts to file, within 180 days of the Closing Date, a resale shelf registration statement on Form S-3 covering the shares of the Issuer's common stock acquired by the Ford Parties and Rabobank in the Merger.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement
Exhibit 99.2 Registration Rights Agreement (incorporated herein by reference to Exhibit 4.1 to Mechanics Bancorp's Current Report on Form 8-K filed with the SEC on September 2, 2025)

## Signatures
- EB Acquisition Company LLC: /s/ Carl B. Webb, Carl B. Webb, Authorized Person (09/09/2025)
- Ford Financial Fund II, L.P.: /s/ Carl B. Webb, By Ford Management II, L.P., its general partner, by Ford Ultimate Management II, LLC, its general partner, by Carl B. Webb, sole manager (09/09/2025)
- Ford Management II, L.P.: /s/ Carl B. Webb, By Ford Ultimate Management II, LLC, its general partner, by Carl B. Webb, sole manager (09/09/2025)
- EB Acquisition Company II LLC: /s/ Carl B. Webb, Carl B. Webb, Authorized Person (09/09/2025)
- Ford Financial Fund III, L.P.: /s/ Carl B. Webb, By Ford Management III, L.P., its general partner, by Ford Ultimate Management II, LLC, its general partner, by Carl B. Webb, sole manager (09/09/2025)
- Ford Management III, L.P.: /s/ Carl B. Webb, By Ford Ultimate Management II, LLC, its general partner, by Carl B. Webb, sole manager (09/09/2025)
- Ford Ultimate Management II, LLC: /s/ Carl B. Webb, Carl B. Webb, sole manager (09/09/2025)
- WEBB CARL B: /s/ Carl B. Webb, Carl B. Webb (09/09/2025)